TAOP Reports 13.1% YoY Revenue Increase in Fiscal Year 2018

SHENZHEN, China, April 22, 2019 - Taoping Inc. (NASDAQ: TAOP), a leading provider of internet-based ad distribution and display terminal sharing systems and online retail platform, today announced its financial results for the year ended December 31, 2018.

Fiscal Year 2018 Financial Highlights

●	Revenue was $20.6 million, an increase of $2.4 million, compared to $18.2 million for the year ended December 31, 2017.
●	Net income attributable to the Company was $1.7 million, compared to a net income attributable to the Company of $0.9 million for the year ended December 31, 2017. Earnings per share was $0.04, compared to $0.02 per share for the year ended December 31, 2017.
●	Gross profit as a percentage of revenue was 46.9% for the year ended December 31, 2018, increased from 45.8% for the year ended December 31, 2017.
●	Working capital was $4.9 million as of December 31, 2018, a significant improvement comparing to a working capital deficiency of $1.5 million as of December 31, 2017.

Fiscal Year 2018 and Recent 2019 Operational Highlights

●	Taoping Alliance, a nationwide advertising resource sharing platform jointly founded by TAOP and Shenzhen Taoping New-Media Limited, has penetrated into the county-level market nationwide. Since its establishment in May 2017, city members of Taoping Alliance have increased to 111, with the coverage of over twenty-six provinces out of thirty-four provincial level administrative units in China and three members overseas (Canadian-based Capital Green Tech & Trade Corp.(CG), Asia Taoping Pte. Ltd. (Asia Taoping) and Singapore Taoping Pte. Ltd. (Singapore Taoping)).

●	In September 2018, the Company officially launched “Taoping Go (E-store)” applet to enable interactions between advertisers and consumers and help convert Taoping terminal audience into online consumers.

●	Taoping Chain, a “Smart IoT Terminal Network- Taoping App - Taoping Go (E-store)” media ecosystem, has been fully developed, functional, and on-line.

●	While penetrating into the county-level market, the Company adopts S2B2C (Service to Business to Customer) model and creates a two-way traffic portal with “Smart IoT Terminal Network- Taoping App - Taoping Go (E-store)”. Different from traditional out of home advertising media, the Company not only showcases brands with vibrant static messages or impactful videos through its terminals, but also increase conversion rate through the online store promotion and retail function of Taoping Go (E-store) platform. With customer behavior analytics and terminal location data on the platform, merchants are able to develop better strategies and achieve brand precision marketing.

●	On November 13, 2018, TAOP announced that it has entered into a strategic cooperation agreement with Canada-based Capital Green Tech & Trade Corp. (CG) to formally enter the overseas market. According to the agreement, as the local partner of TAOP, CG will operate TAOP sharing new media in Toronto, Canada.

●	On December 7, 2018, TAOP announced that it has entered into strategic cooperation agreements with Asia Taoping Pte. Ltd. (Asia Taoping) and Singapore Taoping Pte. Ltd (Singapore Taoping) to expand into Asian market.

“2018 has been a challenging year for many companies in China. We experienced a business slowdown in the second half year due to the unfavorable macro environment. I am glad we still managed to achieve a revenue of $20.6 million, an increase of $2.4 million compared to the year ended December 31, 2017,” said Mr. Jianghuai Lin, CEO and Chairman of TAOP.

Mr. Lin continued, “With continuous and persevere efforts in the past two years, I am glad we have established market presences in 111 cities in China and developed three members overseas. Our S2B2C model, serving advertisers with desired consumer traffic, has received a lot of favorable feedback from consumers, advertisers and partners. With the accelerated market penetration, we expect that by the end of 2019, the number of cities that Taoping Alliance covers will reach 300 nationwide, the number of Taoping App business users (advertisers) to be at least 30,000, and the number of Taoping Go (E-store) consumer users to be at least 3 million, which is expected to significantly drive our revenue growth in coming years.”

Revenue

Revenue was $20.6 million for the year ended December 31, 2018, compared to $18.2 million for the year ended December 31, 2017, an increase of $2.4 million, or 13.1%.

The increase was primarily due to the successful execution of our business model by the creation of “Taoping Chain” and the establishment of a nationwide sales network through Taoping Alliance, which in result drove our sales in 2018.

Gross Profit

Gross Profit was $9.7 million for the year ended December 31, 2018, an increase of $ 1.3 million compared to $ 8.3 million for the year ended December 31, 2017. Gross profit as a percentage of revenue was 46.9% for the year ended December 31, 2018, increased from 45.8% for the year ended December 31, 2017.

The slight increase in the overall gross margin primarily resulted from the further increase in the Company’s product mix of new products and services offered to customers in the private sector. The Company outsourced production for CAT and IoT technology based ads display terminals which has provided significant cost savings. Also, the revenue generated from sales of software related products have resulted in high gross margin.

Administrative, R&D and Selling Expenses

Administrative expenses increased by $0.7 million, or 18.73%, to $4.3 million for the year ended December 31, 2018, from $3.6 million for the year ended December 31, 2017. Such increase was primarily due to the re-classification in 2018 of foreign currency exchange gain (loss) caused by intercompany balances from administrative expenses to other comprehensive income resulting in an increase of $0.7 million, and an increase of $0.4 million of provision for doubtful account receivables. As a percentage of revenue, administrative expenses increased to 20.9% for 2018, from 19.9% for 2017.

Research and development expenses increased by $0.7 million, or 18.0%, to $4.8 million for the year ended December 31, 2018, from $4.0 million for the year ended December 31, 2017. Such increase was primarily due to increase in payroll and benefits for R&D staff as a result of an increase in headcount, and the depreciation of software newly purchased in 2018 and software used for the digital ads distribution and sharing platform servicing our customers to efficiently and cost effectively promote their branding. As a percentage of revenue, research and development expenses increased to 23.1% for 2018, from 22.2% in 2017.

Selling expenses decreased by $0.7 million, or 61.7%, to $0.4 million for the year ended December 31, 2018, from $1.1 million for the year ended December 31, 2017. This decrease was due to the reduction of certain marketing and branding activities. Since the Company has built its own nationwide ad display terminal network with Taoping Alliance, it was able to promote its brand at lower selling and marketing expenses in 2018.

Net income attributable to Company

For the year ended December 31, 2018, net income attributable to the Company was $1.7 million, compared to a net income attributable to the Company of $0.9 million for the year ended December 31, 2017.

Cash and Financial Position

As of December 31, 2018, the Company had cash and cash equivalents of $1.7 million, compared to $3.3 million as of December 31, 2017. Working capital was of $4.9 million as of December 31, 2018, a significant improvement comparing to a working capital deficiency of $1.5 million as of December 31, 2017.

Net cash provided by operating activities was $2.5 million for the year ended December 31, 2018, and net cash provided by operating activities was $4.5 million for the year ended December 31, 2017.

About Taoping Inc.

Taoping Inc. (formerly known as China Information Technology, Inc.) (TAOP), is a leading provider of smart display terminals for targeted advertising and online retails. The Company provides the integrated end-to-end digital advertising solutions enabling customers to distribute and manage ads on cloud-based ad display terminals. Connecting terminal owners, advertisers and consumers, it builds up a resource sharing “Smart IoT Terminal Network- Taoping App - Taoping Go (E-store)” media ecosystem to ultimately achieve the mission “our technology makes advertising and branding affordable and effective for everyone.” To learn more, please visit http://www.taop.com/.

Safe Harbor Statement

This press release may contain certain “forward-looking statements” relating to the business of Taoping Inc. and its subsidiaries and other consolidated entities. All statements, other than statements of historical fact included herein, are “forward-looking statements” in nature within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements, often identified by the use of forward-looking terminologies such as “believes”, “expects” or similar expressions, involve known and unknown risks and uncertainties. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company’s periodic reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company and its subsidiaries and other consolidated entities or persons acting on their behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

For further information, please contact:

Taoping Inc.
Chang Qiu
Email: chang_qiu@taoping.cn

or

Dragon Gate Investment Partners LLC
Tel: +1 (646)-801-2803
Email: taop@dgipl.com

TAOPING INC.

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2018 AND 2017

	December 31, 2018	December 31, 2017
ASSETS

CURRENT ASSETS
Cash and cash equivalents	$1,653,260	$3,260,808
Accounts receivable, net	7,995,931	5,267,752
Accounts receivable-related parties, net	9,545,453	4,872,743
Advances to suppliers	504,002	1,630,980
Inventories, net	693,677	631,610
Loan receivable	2,180,655	-
Other current assets	6,304,722	5,854,792
TOTAL CURRENT ASSETS	28,877,700	21,518,685

Non-current accounts receivable	1,078,777	-
Property, plant and equipment, net	11,599,416	11,830,698
Intangible assets, net	59,921	808,707
Long-term investments	-	46,094
Other non-current assets	-	3,326,319
TOTAL ASSETS	$41,615,814	$37,530,503

LIABILITIES AND EQUITY

CURRENT LIABILITIES
Short-term bank loans	$6,082,574	$7,817,610
Accounts payable	11,700,763	6,844,440
Accounts payable-related parties	66,135	-
Advances from customers	304,021	281,772
Advances from customers-related parties	51,183	1,008,426
Amounts due to related parties	1,005,307	1,183,090
Accrued payroll and benefits	243,976	290,841
Other payables and accrued expenses	4,247,391	4,038,417
Income tax payable	310,537	1,548,415
Derivative Liability – Warrants	-	-
TOTAL CURRENT LIABILITIES	24,011,887	23,013,011

EQUITY
Ordinary shares, 2018 and 2017: par $0; authorized capital 100,000,000 shares; shares issued and outstanding, 2018: 41,760,163 shares; 2017: 40,231,159 shares;	126,146,996	123,950,544
Additional paid-in capital	15,782,904	15,814,328
Reserve	14,044,269	13,812,095
Accumulated deficit	(170,935,437)	(172,395,246)
Accumulated other comprehensive income	23,218,159	24,201,766
Total equity of the Company	8,256,891	5,383,487
Non-controlling interest	9,347,036	9,134,005
TOTAL EQUITY	17,603,927	14,517,492

TOTAL LIABILITIES AND EQUITY	$41,615,814	$37,530,503

TAOPING INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

	2018	2017	2016
Revenue – Products	$6,546,016	$4,312,048	$6,553,090
Revenue - Products-related parties	9,373,272	9,103,222	-
Revenue – Software	3,037,912	3,441,582	2,347,197
Revenue – Software-related parties	45,400	-	-
Revenue – System integration	-	390,465	628,880
Revenue – Others	1,490,324	884,584	664,423
Revenue - Others-related parties	85,416	57,373	-
TOTAL REVENUE	20,578,340	18,189,274	10,193,590

Cost – Products	9,808,837	8,973,539	5,512,305
Cost – Software	783,702	733,617	921,432
Cost – System integration	227,677	135,224	1,078,103
Cost – Others	104,030	25,128	95,350
TOTAL COST	10,924,246	9,867,508	7,607,190

GROSS PROFIT	9,654,094	8,321,766	2,586,400

Administrative expenses	4,299,820	3,621,570	8,342,842
Research and development expenses	4,756,088	4,031,313	3,044,972
Selling expenses	429,362	1,119,586	1,334,147
Impairment of intangible assets and goodwill	-	-	4,442,367
INCOME (LOSS) FROM OPERATIONS	168,824	(450,703)	(14,577,928)

Subsidy income	556,187	476,517	223,166
Loss on disposal of consolidated entities	-	-	(575,956)
Loss on sale of deposits for land use right	-	-	(2,762,033)
Other income (loss), net	400,566	281,556	(326,546)
Interest income	36,381	7,900	17,420
Interest expense	(484,403)	(450,024)	(498,931)
Change in fair value of warrant liability	-	3,720	34,175

Income (loss) before income taxes	677,555	(131,034)	(18,466,633)

Income tax benefit (expense)	1,201,231	1,070,343	(57,844)
NET INCOME (LOSS)	1,878,786	939,309	(18,524,477)
Less: Net (income) loss attributable to the non-controlling interest	(186,803)	(80,704)	353,876
NET INCOME (LOSS) ATTRIBUTABLE TO THE COMPANY	$1,691,983	$858,605	$(18,170,601)

Earnings (loss) per share - Basic and Diluted
Basic	$0.04	$0.02	$(0.45)
Diluted	$0.04	$0.02	$(0.45)
EARNINGS (LOSS) PER SHARE ATTRIBUTABLE TO THE COMPANY
Basic	$0.04	$0.02	$(0.45)
Diluted	$0.04	$0.02	$(0.45)

TAOPING INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

	2018	2017	2016
OPERATING ACTIVITIES
Net income (loss)	$1,878,786	$939,309	$(18,524,477)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Provision for losses on accounts receivable and other current assets	830,266	422,388	1,995,046
Impairment of intangible assets and goodwill	-	-	4,442,367
Provision for obsolete inventories	30,403	176,570	324,581
Depreciation	2,940,387	2,036,438	1,736,607
Amortization of intangible assets	734,150	820,468	845,149
Loss (gain) on sale of property and equipment and land use rights	4,243	(7,845)	(8,544)
Loss from disposal of inventories	189,861	138,316	345,963
Loss from disposals of consolidated entities	-	-	575,956
Loss on disposal of deposit for land use rights	-	-	2,762,033
Stock-based payments for consulting services	43,788	96,313	-
Stock-based compensation	584,629	487,407	273,102
Gain from write-off of long aged payables	(278,099)	(678,012)	-
Impairment of long-term investments	45,400	-	-
Income tax expense	-	-	365,401
Change in fair value of warrants liability	-	(3,720)	(34,175)
Changes in operating assets and liabilities:
Accounts receivable	(5,156,120)	(2,145,097)	(913,486)
Accounts receivable from related party and its affiliates	(5,137,222)	(4,694,068)	-
Inventories	(320,267)	652,921	(590,274)
Other receivables and prepaid expenses	2,497,105	6,962,862	6,222,650
Advances to suppliers	1,123,765	(1,423,441)	1,981,816
Restricted cash	-	-	848,573
Amounts due to/from related parties	(118,771)	-	(154,331)
Other payables and accrued expenses	652,149	1,497,312	(2,344,677)
Advances from customers	38,951	(1,442,928)	(846,599)
Advances from customers from related party and its affiliates	(939,957)	2,111,157	-
Accounts payable and bills payable	3,963,341	(239,628)	(1,811,119)
Accounts payable from related party and its affiliates	68,845	-	-
Income tax payable	(1,201,831)	(1,166,473)	(312,615)
Net cash provided by (used in) operating activities	2,473,802	4,540,249	(2,821,053)

INVESTING ACTIVITIES
Proceeds from sale of property and equipment	577	7,845	299,298
Investment in Biznest’s joint company	-	-	(45,179)
Purchases of property and equipment	(1,797,510)	(3,783,064)	(3,463,915)
Cash received from sale of Zhongtian and Geo	-	-	12,312,378
Disbursements for loan made	(2,270,006)	-	-
Net cash (used in) provided by investing activities	(4,066,939)	(3,775,219)	9,102,582

FINANCING ACTIVITIES
Proceeds from borrowings under short-term loans	6,810,017	8,880,840	10,541,720
Proceeds from exercise of consultants stock options	44,843	-	-
Proceeds from issuance of ordinary shares in connection with private placement	1,500,000	-	-
Repayment of short-term loans	(8,178,074)	(9,366,326)	(17,101,230)
Repurchase of ordinary shares	-	-	(379,710)
Repayment of long-term loans	-	-	(214,527)
Net cash used in financing activities	176,786	(485,486)	(7,153,747)

Effect of exchange rate changes on cash and cash equivalents	(191,197)	(771,111)	837,747

NET DECREASE IN CASH AND CASH EQUIVALENTS	(1,607,548)	(491,567)	(34,471)

CASH AND CASH EQUIVALENTS, BEGINNING	3,260,808	3,752,375	3,786,846
CASH AND CASH EQUIVALENTS, ENDING	$1,653,260	$3,260,808	$3,752,375

Supplemental disclosure of cash flow information:
Cash paid during the year
Income taxes	$600	$3,057	$192
Interest	$484,403	$450,024	$498,931